SEPARATION AGREEMENT

SEPARATION AGREEMENT, dated as of September 25, 2006, by and between DuraVest, Inc. (the "Company") and Dr. Ogan Gurel (the "Executive") (sometimes collectively referred to hereinafter as the "Parties").

WHEREAS, the Parties have agreed that it would be in their mutual best interests for the Executive to resign from employment with the Company and, in connection therewith, the Company and the Executive have determined to settle all of their respective rights and obligations in respect of the Amended and Restated Employment Agreement between the Executive and the Company, dated as of November 25, 2005 (the "Employment Agreement") and other matters pertaining to the Executive's services with the Company and any of its subsidiaries and affiliates.

NOW, THEREFORE, in consideration of their mutual promises, the Company and Executive agree as follows:

1.   Resignation.  Effective as of September 25, 2006 (the "Resignation Date"), the Executive hereby resigns from employment with the Company and hereby simultaneously resigns (i) as an employee and as President and Chief Executive Officer, (ii) from employment with the Company's subsidiaries and/or affiliates, including without limitation Estracure, Inc. ("Estracure"), Cardio Management Systems, Inc. ("Cardio"), and Bio-Magnetic Therapy Systems, Inc. ("BMTS") and its respective subsidiaries, and (iii) from each and every officer or executive position held with the Company and from each directorship or officer or executive position held with the Company's subsidiaries and/or affiliates. For purposes of this Agreement, all references to the Company's subsidiaries shall refer to Estracure, Cardio, and BMTS and its subsidiaries, whether or not expressly named, and to all other subsidiaries of the Company.

2.   Compensation.  Upon the Resignation Date, the Executive shall be paid $10,000 in full settlement of any claim for unpaid base salary, including accrued but unused vacation pay, payable for services through the Resignation Date that has not previously been paid. The Executive shall also be paid a lump sum amount of $97,500 on October 2, 2006, and an additional lump sum of $97,500 on April 2, 2007. All such payments shall be subject to all applicable federal, state and local taxes and other withholding obligations, and shall be paid net of any taxes and withholdings. Notwithstanding any arrangements or understandings that may have been in place prior to the date of this Agreement, neither the Company nor any of its subsidiaries shall be liable to the Executive for any other compensation or benefits except as expressly stated in this Agreement, even if such other forms of compensation or benefits are made available to employees generally.

3.   Rights in Respect of Equity Plans.  The Company agrees that all Stock Options held by Executive that have vested as of the Resignation Date shall be noncancellable under any circumstances. The Executive's rights and entitlements in respect of such vested Stock Options shall continue unabated as set forth in the Employment Agreement and the preceding Employment Agreement dated as of September 1, 2005 (collectively, the "Employment Agreements"), and shall not be affected by the Executive's resignation from the Company, notwithstanding any term in the Employment Agreements to the contrary.

4.   Employee Benefits.  The Company shall continue to provide to Executive, without interruption, his existing health, disability and medical insurance (including family coverage), for the one-year period following the Resignation Date, to a maximum expense to the Company of $5,000. At such time as the expense of such benefits reaches $5,000, all such benefits may be terminated upon 30 days' notice to Executive. From and after the Resignation Date, the Executive will not accrue or be eligible to accrue any additional vacation or sick time.

5.   Expenses.  The Executive shall be paid $5,000 not later than October 15, 2006 in full settlement of any claim for unpaid expenses previously incurred by the Executive prior to the Resignation Date including but not limited to any moving expenses. The Company shall ensure that the Executive and professional moving personnel have reasonable access to the Executive's former office to pack, remove, transport and unpack Executive's personal property.

6.   Confidential Information/Company Secrets.  Except as may be compelled by judicial or administrative subpoena, Executive shall not, and shall not authorize anyone else to, use, communicate, publish, disclose or divulge any Confidential Information, as that term is defined and used in Section 4 of the Employment Agreement, that had been made known to the Executive or learned or acquired by the Executive while in the employ of, or while providing services to, the Company, without the written consent of the Company, which consent may be withheld in the Company's sole discretion, or unless such information has become public other than by reason of the Executive's breach of this covenant. In addition, Executive agrees that he will immediately return to the Company all documents, reports, files, memoranda and records, credit cards, door and file keys, computer access codes, software, Company Information and other physical or personal property which Executive received, prepared, or helped prepare in connection with his association with the Company and any subsidiary and which he has in his possession or control. The term Company Information as used in this Agreement means (a) confidential information including without limitation information received from Company or subsidiary employees, directors, or its agents under confidential conditions and (b) other technical, business, or financial information, received because of his position and/or employment.

7.   Nondisparagement.  The Executive shall not make any statements, directly or indirectly, that would or could reasonably be expected to damage the business or reputation of the Company or any of its subsidiaries or affiliates or any of their respective officers, directors, shareholders, partners, principals, employees or agents. The Company shall not, and shall use reasonable best efforts to cause its subsidiaries and its affiliates not to, make any statements, directly or indirectly, that would or could reasonably be expected to damage the Executive's reputation. The Company shall also instruct, and shall use reasonable best efforts to cause, its officers and directors, and the officers and directors of its subsidiaries and affiliates, to refrain from making any statements, directly or indirectly, that would or could reasonably be expected to damage the Executive's reputation. The Parties hereto agree that the Executive's departure from the Company shall be communicated to third parties (including employees of the Company and its subsidiaries and affiliates not participating in negotiation of this Separation Agreement) in a manner consistent with the form of the press release issued by the Company, attached hereto as Exhibit A. Nothing in this Section 7 shall be interpreted, however, to preclude either party (or, in the case of the Company, its subsidiaries, officers and directors) from making any truthful statements about the other to the extent required by applicable law, in connection with any litigation (regardless of whether between the parties) or in the course of any regulatory or administrative inquiry, review or investigation.

8.   Release of Non-Compete/Non-Solicitation.  The Company agrees to release the Executive from any and all obligations with respect to the terms of the Non-Compete/Non-Solicitation provisions set forth in Sections 5 (i) and 5 (ii) of the Employment Agreement, and to hold harmless the Executive against any claim, loss, or cause of action purported to arise from violation of any of the terms set forth in those Sections 5 (i) and 5 (ii).

9.   Executive Release.  The Executive hereby releases the Company and its predecessors, subsidiaries, affiliates, employees, agents, officers, directors, shareholders, successors and assigns from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which the Executive and his relatives, heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may have, by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of this Separation Agreement, other than any claim for breach of this Separation Agreement (including, without limitation, any claim for indemnification or other similar right granted to Executive pursuant to this Agreement), or a claim under any of the Company's applicable employee benefit or option plans. Executive further agrees never to institute, directly or indirectly, or participate as a party in any action or proceeding of any kind against the Company or its subsidiaries, successors, assigns, agents, employees, officers and directors relating to or arising out of the employment relationship or the Employment Agreement. To the extent that any claims, complaints, charges or lawsuits against the Company, its subsidiaries, and its or their employees, officers, directors or agents have been filed by Executive, Executive will immediately dismiss such action with prejudice at Executive's expense. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit either Party from instituting any proceeding to enforce its rights under this Agreement.

10.   Company Release.  The Company hereby releases the Executive and his relatives, heirs, executors, administrators, successors and assigns from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which the Company and its predecessors, subsidiaries, affiliates, employees, agents, officers, directors, shareholders, successors and assigns ever had, now have or hereafter can, shall or may have, by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of this Separation Agreement, other than (i) any claim for breach of this Separation Agreement; or (ii) any claim for material and intentional fraudulent conduct by Executive revealed by the ongoing audit by the Company's auditors, Blackman Kallik, provided that the auditors certify in writing to the Company that, in their independent judgment, such material and intentional fraudulent conduct has been committed by Executive, and further provided that prior to issuance of the certification by the auditors Executive shall have the opportunity to meet with, and present materials to, the auditors to respond to whatever issues are raised. The Company and its subsidiaries further agree never to institute, directly or indirectly, or participate as a party in any action or proceeding of any kind against the Executive or his relatives, heirs, executors, administrators, successors and assigns relating to or arising out of the employment relationship or the Employment Agreement. To the extent that the Company or any of its subsidiaries has filed any claims, complaints, charges or lawsuits against the Executive, the Company or the subsidiary will immediately dismiss such action with prejudice at the Company's expense. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit either Party from instituting any proceeding to enforce its rights under this Agreement.

11.   Indemnification.  The Company agrees to indemnify and hold harmless the Executive from and against any and all investigations, claims, losses, lawsuits or causes of action, whether instituted by the Company or the Company's majority shareholders, the Company's subsidiaries (including without limitation Estracure, Cardio and BMTS) or affiliates, any regulatory or other committee or agency, or by any other party or entity (including, without limitation, Hunter Fund Limited, notwithstanding any term to the contrary in the Company's primary or excess Director and Officer Insurance Policies, or in any other document purporting to exclude Hunter Fund Limited from indemnification provided by this Section 11), arising from or out of the Executive's performance of services as an officer, director or employee of the Company or of any subsidiary or affiliate of the Company, or arising from or out of the resignation process, provided, however, that if the ongoing audit by the Company's auditors, Blackman Kallik, reveals material and intentional fraudulent conduct by Executive, and the auditors certify in writing to the Company that, in their independent judgment, such material and intentional fraudulent conduct has been committed by Executive, then the Company shall have no further obligation to indemnify Executive, provided further that prior to issuance of the certification by the auditors Executive shall have the opportunity to meet with, and present materials to, the auditors to respond to whatever issues are raised. The Company further agrees to extend to the Executive all rights and coverage under any director and officer liability insurance to the same extent such rights and coverage are generally available to officers, directors and employees of the Company.

12.   Mail and Email Forwarding.  All mail, e-mail, and other communications (collectively, "Communications") addressed or directed to Executive may be opened and/or reviewed by a designated representative of the Company, including, without limitation, those items addressed as private, confidential or expressions of similar import, except for those items that could not in any way be associated with the Company or its subsidiaries, a client or the business of the Company or a subsidiary. For a period of six months following the Resignation Date (the "Forwarding Period"), the Company will ensure that, promptly following its review or within 7 days of receipt of such communications, whichever is earlier, all such Communications addressed or directed to Executive and not relating to the business of the Company, are forwarded to Executive, as follows: all such written Communications shall be forwarded to Executive in care of Dewey Pegno & Kramarsky LLP, the address of which is provided below in Section 13 of this Agreement; all e-mail shall be forwarded to gurel@post.harvard.edu. The Executive will immediately delete, and will treat as confidential (as that term is defined and used in Section 7 herein and in Section 4 of the Employment Agreement), any Company email that he receives. Upon conclusion of the Forwarding Period, the Company and its subsidiaries shall have no further duty to forward such Communications, and may retain or dispose of them as the Company determines in its sole and absolute discretion.

13.   Notices.  Any notices or payments provided by this Separation Agreement, or any other communications related to this Agreement, shall be made or given as follows: all notices shall be in writing, and shall be deemed to have been duly given when delivered personally to the party to receive the same, when delivered by reputable overnight courier (such as FedEx), addressed to the party to receive the same at his or its address set forth below, or such other address as the Parties to this Agreement may specify by written notice given in the manner provided for in this Section 14. All such notices, payments and other communications shall be deemed to have been given upon actual receipt or upon refusal to accept delivery.

If to the Executive:

Thomas E.L. Dewey, Esq.
Dewey Pegno & Kramarsky LLP
220 E. 42nd Street
New York, New York 10017
Tel: (212) 943-9000
Fax: (212) 943-4325
Email: tdewey@dpklaw.com

If to the Company:

Duravest, Inc.
101 N. Wacker Drive, Suite 2006
Chicago, IL 60606-1913
Tel: (312) 525-8160
Fax: (312) 525-8166

14.   Entire Agreement.  This Separation Agreement constitutes the entire agreement between these parties and is a complete and exclusive statement of the terms of the Parties' agreement. This Agreement may not be amended or modified except in a writing executed by the party against which such amendment or modification is sought to be enforced.

15.   Dispute Resolution and Governing Law.  Any and all disputes arising from, or relating to, this Separation Agreement shall be resolved by JAMS arbitration. Such arbitration shall be conducted at JAMS's Chicago, Illinois offices and the arbitrator(s) shall have no power to amend or modify the terms of the Separation Agreement. This Agreement shall be governed by the laws of the State of Florida without regard to its principles of conflicts of law.

IN WITNESS WHEREOF, the Parties have executed this Separation Agreement as of the date first above written.

EXECUTIVE

/s/ Dr. Ogan Gurel
Ogan Gurel, MD MPhil

DURAVEST, INC.

By:	/s/ Rolf Huber
Rolf Huber